Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated August 13, 2020

Registration File No. 333-239911

Relating to the

Preliminary Prospectus dated August 10, 2020

NETSTREIT Corp.

Offering of

12,500,000 SHARES OF COMMON STOCK

This free writing prospectus relates to the initial public offering of shares of common stock, par value $0.01 par value per share, of NETSTREIT Corp. (the “Company”) and should be read together with the preliminary prospectus dated August 10, 2020 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-239911) (the “Registration Statement”) of the Company.  The following information supersedes the information contained in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

Offering Price	$18.00 per share of common stock

Common Stock Offered by the Company	12,244,732 shares (14,119,732 shares if the underwriters exercise their option to purchase additional shares in full)

Common Stock Offered by the Selling Stockholders	255,268 shares

Common Stock Outstanding Immediately After this Offering	24,297,645 shares (26,172,645 shares if the underwriters exercise their option to purchase additional shares in full)(1)

Use of Proceeds

We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, will be approximately $203.5 million (or approximately $235.2 million if the underwriters exercise their option to purchase additional shares in full).

We intend to contribute the net proceeds of this offering to our operating partnership in exchange for Class A OP units, and our operating partnership intends to use the net proceeds received from us as follows:

•     approximately $0.1 million to redeem the outstanding shares of Series A Preferred Stock;

•    approximately $50.0 million to repay borrowings under the Revolver that were drawn after June 30, 2020 to fund acquisitions of properties; and

•     the remainder for general corporate purposes, which may include the acquisition of properties in our pipeline.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Ownership After the Offering

Upon completion of the offering (assuming the underwriters do not exercise their option to purchase additional shares):

•     the investors in this offering will own 51.5% of the Company and the investors in the private offering will own 48.5% of the Company; and

•     the Company will own 85.3% of the operating partnership and the continuing investors and affiliates of EB Arrow and Mr. Manheimer will own 14.7% of the operating partnership.

(1)         Excludes: (i) an aggregate of 4,193,751 shares of our common stock that we may issue upon redemption of outstanding OP units on a one-for-one basis (subject to certain adjustments), (ii) 249,997 shares of our common stock underlying outstanding RSUs that we have granted to our non-employee directors and executive officers pursuant to our Omnibus Incentive Plan and (iii) 1,994,398 shares of our common stock reserved for future issuance under our Omnibus Incentive Plan (which does not give effect to the RSUs discussed in (ii) above and 166,667 RSUs expected to be issued (based on the initial public offering price) to our executive officers, other employees and new non-employee directors in connection with the closing of this offering).

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The Registration Statement and the Preliminary Prospectus included therein can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1798100/000104746920004480/a2242219zs-11a.htm.  Alternatively, copies of the Preliminary Prospectus and the final prospectus, when available, may be obtained from Wells Fargo Securities, Attention: Equity Syndicate Department, 500 West 33rd Street, New York, New York, 10001, at (800) 326-5897 or email a request to cmclientsupport@wellsfargo.com; BofA Securities, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255-0001 or by email at dg.prospectus_requests@bofa.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate Department, One South Street, 15th Floor, Baltimore, MD 21202, telephone: (855) 300-7136, email: SyndProspectus@stifel.com; Fax: 443.224.1273; and Jefferies LLC, Attention Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 821-7388 or by email at Prospectus_Department@jefferies.com.